SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|          Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |X|                No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003

2.    Interim Financial Report

3.    Exhibit - Press release dated October 28, 2004

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                                                 September 30,         December 31,
                                                                                                      2004                 2003
                                                                                                 -------------        -------------
                                                                                                  (unaudited)
                                         Assets:
  Cash and cash equivalents                                                                      $  49,865,303        $  36,824,614
  Fees receivable                                                                                    1,616,521            1,895,426
  Receivable from broker-dealer                                                                      1,219,625              395,617
  Investments in unconsolidated affiliates (net of accumulated amortization of $308,895 and $247,116 at September 30, 2004 and December 31, 2003,
    respectively)                                                                                    3,492,367            3,855,406
  Receivables from affiliates, net                                                                   1,627,258              903,029
  Investments, available for sale [primarily municipal securities]
    (cost $9,205,831 and $9,469,688 at September 30, 2004 and December 31, 2003,
    respectively)                                                                                    8,977,179            9,291,201
  Investment in aircraft (net of accumulated depreciation of $18,944,801 and
    $17,442,551 at September 30, 2004 and December 31, 2003, respectively)                           3,506,674            5,008,924
  Goodwill                                                                                           5,631,797            5,631,797
  Intangible assets (net of accumulated amortization of $17,443,248 and
    $13,572,643 at September 30, 2004 and December 31, 2003, respectively)                          68,388,211           69,160,735
  Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $4,743,492 and $4,264,880 at
    September 30, 2004 and December 31, 2003, respectively)                                          3,163,052            3,320,096
  Interest receivable on shareholders' notes                                                           104,057              146,158
  Income taxes receivable                                                                              880,427            1,510,692
  Other assets                                                                                       3,479,529            3,064,215
                                                                                                 -------------        -------------

                                                                                                 $ 151,952,000        $ 141,007,910
                                                                                                 =============        =============

                          Liabilities and Shareholders' Equity:

Liabilities:
  Loan payable                                                                                   $  16,397,362        $  16,968,114
  Employee compensation and benefits payable                                                         3,612,282            1,075,306
  Fees payable                                                                                       1,812,883              678,937
  Professional fees payable                                                                          4,008,005            3,280,871
  Accrued expenses and other liabilities                                                             4,566,978            3,919,361
                                                                                                 -------------        -------------
                                                                                                    30,397,510           25,922,589
                                                                                                 -------------        -------------

Minority Interest                                                                                           --              416,731
                                                                                                 -------------        -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized, 46,129,022 and
    46,035,726 shares issued and outstanding at September 30, 2004 and
    December 31, 2003, respectively)                                                                    46,129               46,036
  Additional paid-in-capital                                                                        82,482,265           80,419,304
  Contingently returnable shares (162,800 shares at December 31, 2003)                                      --           (3,623,928)
  Unearned compensation                                                                             (2,436,708)                  --
  Accumulated other comprehensive income                                                               645,921              573,284
  Retained earnings                                                                                 45,239,797           45,217,876
                                                                                                 -------------        -------------
                                                                                                   125,977,404          122,632,572

Less: notes receivable for common shares                                                            (4,422,914)          (7,963,982)
                                                                                                 -------------        -------------

                                                                                                   121,554,490          114,668,590
                                                                                                 -------------        -------------

                                                                                                 $ 151,952,000        $ 141,007,910
                                                                                                 =============        =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations

                                             For the Three Months Ended September 30,    For the Nine Months Ended September 30,
                                                    2004                  2003                 2004                    2003
                                                ------------         ------------          ------------           ------------
Revenue:
  Fees                                          $ 25,717,280         $ 24,327,761          $ 77,087,812           $ 69,997,646
  Commissions                                      8,078,565            4,613,917            25,911,314             17,525,818
  Interest and other                                 285,539              710,096               890,366              1,950,376
                                                ------------         ------------          ------------           ------------

                                                  34,081,384           29,651,774           103,889,492             89,473,840
                                                ------------         ------------          ------------           ------------

Expenses:
  Employee compensation and benefits               6,398,023            5,224,556            19,415,825             17,568,872
  Fees paid out                                    1,812,177            1,517,274             5,271,647              4,518,523
  Commissions, clearance and trading               1,729,340            1,064,392             5,571,157              3,744,450
  Research and administration                      3,637,164            3,513,126            11,068,427             10,782,706
  Marketing                                        1,056,972            1,070,342             3,782,718              3,411,582
  Depreciation and amortization                    2,021,273            2,007,883             6,029,445              5,932,015
  Other operating                                  2,230,870            1,811,782             6,812,782              6,872,276
                                                ------------         ------------          ------------           ------------
                                                  18,885,819           16,209,355            57,952,001             52,830,424
                                                ------------         ------------          ------------           ------------

Income before taxes                               15,195,565           13,442,419            45,937,491             36,643,416

Provision for taxes                                1,519,556            1,487,104             4,593,749              3,795,830
                                                ------------         ------------          ------------           ------------

Net income                                      $ 13,676,009         $ 11,955,315          $ 41,343,742           $ 32,847,586
                                                ============         ============          ============           ============

Earnings per share:

Basic earnings per share                        $       0.30         $       0.27          $       0.92           $       0.74
                                                ============         ============          ============           ============

Diluted earnings per share                      $       0.30         $       0.26          $       0.91           $       0.73
                                                ============         ============          ============           ============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
  Unaudited Condensed Consolidated Statement of Changes in Shareholders' Equity
              For the Nine Months Ended September 30, 2004 and 2003

                                                            Common Shares              Additional      Contingently
                                                   ------------------------------        Paid-In        Returnable
                                                       Shares           Amount           Capital          Shares
                                                   -------------    -------------    -------------     -------------
Balance @ December 31, 2003                           46,035,726    $      46,036    $  80,419,304     $  (3,623,928)

  Issuance of common shares, @ $0.001 par value
    Cash                                                  13,974               13          242,347
    Notes receivable                                       7,858                7          148,366
    Restricted shares                                    138,000              138        2,706,162

  Contingently returnable shares, no longer
   subject to repurchase                                                                  (623,524)        3,623,928

  Repurchase and cancellation of common
   shares, @ $0.001 par value                            (45,164)             (44)        (333,436)

  Cancellation of common shares, @ $0.001
   par value                                             (21,372)             (21)        (349,946)

  Non-cash compensation                                                                    272,992

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                   -------------    -------------    -------------     -------------
Balance @ September 30, 2004                          46,129,022    $      46,129    $  82,482,265     $           0
                                                   =============    =============    =============     =============

Balance @ December 31, 2002                           46,179,822    $      46,180    $  78,673,127     $ (14,263,158)

  Issuance of common shares, @ $0.001 par value
    Cash                                                  39,822               40          828,258
    Notes receivable

  Contingently returnable shares, no longer
   subject to repurchase                                                                 2,919,052        10,261,580

  Repurchase and cancellation of common
   shares, @ $0.001 par value                            (83,812)             (84)      (1,158,260)

  Cancellation of common shares, @ $0.001
   par value                                            (124,308)            (124)      (1,634,871)          377,650

  Non-cash compensation                                                                    290,881

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                   -------------    -------------    -------------     -------------
Balance @ September 30, 2003                          46,011,524    $      46,012    $  79,918,187     $  (3,623,928)
                                                   =============    =============    =============     =============

                                                                    Accumulated
                                                                       Other
                                                    Unearned       Comprehensive       Retained         Notes
                                                  Compensation         Income          Earnings       Receivable          Total
                                                  -------------    -------------    -------------   -------------     -------------
Balance @ December 31, 2003                       $                $     573,284    $  45,217,876   $  (7,963,982)    $ 114,668,590

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                                    242,360
    Notes receivable                                                                                     (148,373)               --
    Restricted shares                                (2,706,300)                                                                 --

  Contingently returnable shares, no longer
   subject to repurchase                                                                                                  3,000,404

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                              (333,480)

  Cancellation of common shares, @ $0.001
   par value                                                                                              349,967                --

  Non-cash compensation                                 269,592                                                             542,584

  Net income                                                                           41,343,742                        41,343,742

  Dividends                                                                           (41,321,821)                      (41,321,821)

  Other comprehensive income                                              72,637                                             72,637

  Proceeds from notes receivable
    for common shares                                                                                   3,339,474         3,339,474
                                                  -------------    -------------    -------------   -------------     -------------
Balance @ September 30, 2004                      $  (2,436,708)   $     645,921    $  45,239,797   $  (4,422,914)    $ 121,554,490
                                                  =============    =============    =============   =============     =============

Balance @ December 31, 2002                       $          --    $      34,576    $  57,129,989   $ (13,555,499)    $ 108,065,215

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                                    828,298
    Notes receivable                                                                                                             --

  Contingently returnable shares, no longer
   subject to repurchase                                                                                                 13,180,632

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                            (1,158,344)

  Cancellation of common shares, @ $0.001
   par value                                                                                            1,257,345                --

  Non-cash compensation                                                                                                     290,881

  Net income                                                                           32,847,586                        32,847,586

  Dividends                                                                           (41,231,271)                      (41,231,271)

  Other comprehensive income                                             110,653                                            110,653

  Proceeds from notes receivable
    for common shares                                                                                   3,289,078         3,289,078
                                                  -------------    -------------    -------------   -------------     -------------
Balance @ September 30, 2003                      $          --    $     145,229    $  48,746,304   $  (9,009,076)    $ 116,222,728
                                                  =============    =============    =============   =============     =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
              For the Nine Months Ended September 30, 2004 and 2003

                                                                     2004             2003
                                                                 ------------     ------------
Cash flows from operating activities:
  Net income                                                     $ 41,343,742     $ 32,847,586
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                 --         (219,790)
      Amortization of bond premium                                     56,964          234,453
      Depreciation and amortization                                 6,029,445        5,932,015
      Equity in income of unconsolidated affiliates                   301,261           12,233
      Non-cash compensation                                           542,584          290,881
      Minority interest                                              (416,731)          63,300
  Changes in operating assets and liabilities:
      Fees receivable                                                 278,905          324,665
      Receivable from broker-dealer                                  (824,008)         494,399
      Receivables from affiliates, net                               (724,229)        (279,614)
      Income taxes receivable                                         630,265          837,572
      Interest receivable on shareholders' notes                       42,101           85,346
      Other assets                                                   (415,314)        (860,177)
      Employee compensation and benefits payable                    2,536,976           29,761
      Fees payable                                                  1,133,946          (82,287)
      Professional fees payable                                       727,134          867,589
      Accrued expenses and other liabilities                          647,617         (331,186)
                                                                 ------------     ------------

               Net cash provided by operating activities           51,890,658       40,246,746
                                                                 ------------     ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities               4,010,267        3,919,308
  Purchase of available for sale securities                        (3,766,635)      (4,477,133)
  Cash dividends paid on shares subject to repurchase                 (97,680)        (244,200)
  Purchase of furniture, equipment and leasehold improvements        (437,764)         (29,757)
                                                                 ------------     ------------

               Net cash (used for) investing activities              (291,812)        (831,782)
                                                                 ------------     ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                          (570,752)        (433,322)
  Proceeds from issuance of common shares                             242,360          828,298
  Repurchase of common shares                                        (333,480)      (1,158,344)
  Proceeds from notes receivable for common shares                  3,339,474        3,289,078
  Dividends to shareholders                                       (41,321,821)     (41,231,271)
                                                                 ------------     ------------

               Net cash (used for) financing activities           (38,644,219)     (38,705,561)

Effect of exchange rate changes in cash                                86,062          164,741
                                                                 ------------     ------------

Net increase in cash and cash equivalents                          13,040,689          874,144

 Cash and cash equivalents, beginning of period                    36,824,614       34,426,192
                                                                 ------------     ------------

 Cash and cash equivalents, end of period                        $ 49,865,303     $ 35,300,336
                                                                 ============     ============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                      $  4,665,381     $  3,027,874
                                                                 ============     ============
               Interest                                          $    418,466     $    781,127
                                                                 ============     ============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

On July 1, 2004, the final 20% of the shares originally issued in connection with our acquisition of TPRS Services N.V. in 2000, ceased to be subject to repurchase, and were recorded with a fair value of $3,000,404 (see Note 2). In addition, as discussed in Note 2, in 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $6,978,188, respectively. Additionally, on January 1, 2003, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares.

The Company cancelled outstanding notes of $349,967 and $1,257,345 for the nine months ended September 30, 2004 and 2003, respectively (see Note 8).

The Company issued common shares for notes receivable for the nine months ended September 30, 2004 in the amount of $148,373 (see Note 9).

The Company issued 138,000 common shares for the nine months ended September 30, 2004 in the amount of $2,706,300 (see Note 11).

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2003. The condensed consolidated financial information as of and for the year ended December 31, 2003 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results in the interim periods. Interim period operating results for the three months and nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the nine months ended September 30, 2004 and 2003, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specified that 80% of the Company's common shares issued in connection therewith could be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.

The recorded purchase price for each acquisition was determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of the shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders' equity.

On July 1, 2004, in accordance with the 2000 TPRS acquisition agreement, repurchase provisions on the final 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' contra-equity account "contingently returnable shares" was reduced by $3,623,928 and additional paid-in-capital was reduced by $623,524, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

The following table shows information for each acquisition as of and for the nine months ended September 30, 2004.

                                                                        Cash
                                                                     Dividends
                                                                      Paid on
                      Aggregate     Shares Not     Contingently     Contingently     Purchase        Intangible
                      Number of     Subject to      Returnable       Returnable        Price        Amortization
Acquisition             Shares      Repurchase        Shares           Shares       Allocation     for the Period
-----------           ---------     ----------     ------------     ------------   -------------   --------------
TPRS                  1,966,000      1,966,000               --      $   97,680     $ 42,367,772     $ 1,847,461
NSMM                    863,831        863,831               --              --       17,042,406         715,379
FLII                  1,200,000      1,200,000               --              --       23,703,088       1,152,209
                     ----------     ----------      -----------      ----------     ------------     -----------
                      4,029,831      4,029,831               --      $   97,680     $ 83,113,266     $ 3,715,049
                     ==========     ==========      ===========      ==========     ============     ===========

The following table shows information for each acquisition as of and for the year ended December 31, 2003.

                                                                         Cash
                                                                       Dividends
                                                                        Paid on
                     Aggregate       Shares Not      Contingently    Contingently     Purchase        Intangible
                     Number of       Subject to       Returnable      Returnable       Price         Amortization
Acquisition           Shares         Repurchase         Shares          Shares       Allocation      for the Year
-----------          ---------       ----------      ------------    ------------   ------------     ------------
TPRS                 1,966,000        1,803,200         162,800        $ 293,040    $ 39,269,688      $ 2,285,037
NSMM                   863,831          863,831              --               --      17,042,406          953,839
FLII                 1,200,000        1,200,000              --               --      23,703,088        1,536,279
                     ---------        ---------        --------        ---------    ------------      -----------
                     4,029,831        3,867,031         162,800        $ 293,040    $ 80,015,182      $ 4,775,155
                     =========        =========        ========        =========    ============      ===========

NOTE 3: EARNINGS PER SHARE

                                                    Three Months Ended              Nine Months Ended
                                                       September 30,                  September 30,
                                               ----------------------------    ---------------------------
                                                  2004             2003            2004            2003
                                               ------------    ------------    ------------    -----------
Basic Earnings Per Share:
Net income                                     $ 13,676,009    $ 11,955,315    $ 41,343,742    $32,847,586
                                               ============    ============    ============    ===========
Weighted average basic shares
outstanding                                      45,262,593      44,482,893      45,013,177     44,202,387
                                               ------------    ------------    ------------    -----------
Net income per share                           $       0.30    $       0.27    $       0.92    $      0.74
                                               ============    ============    ============    ===========

Diluted Earnings Per Share:
Net income                                     $ 13,676,009    $ 11,955,315    $ 41,343,742    $32,847,586
                                               ============    ============    ============    ===========
Weighted average basic shares outstanding        45,262,593      44,482,893      45,013,177     44,202,387
                                               ============    ============    ============    ===========
Add: Unvested shares, contingently
     returnable shares, unvested
     options and vested
     unexercised options                            269,546         850,326         459,625        930,614
                                               ------------    ------------    ------------    -----------

Weighted average diluted shares outstanding      45,532,139      45,333,219      45,472,802     45,133,001
                                               ------------    ------------    ------------    -----------
Net income per share                           $       0.30    $       0.26    $       0.91    $      0.73
                                               ============    ============    ============    ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options and vested unexercised options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options and vested unexercised options issued to employees of the Company or its affiliates using the treasury stock method.

On September 30, 2004 and 2003, respectively, 46,129,022 and 46,011,524 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 867,853 and 1,363,370 of these shares were unvested and held by the Company's or affiliates' employees on September 30, 2004 and 2003, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                    Three Months Ended                  Nine Months Ended
                                        September 30,                      September 30,
                                -----------------------------     -----------------------------
                                    2004             2003             2004             2003
                                ------------     ------------     ------------     ------------
Net income                      $ 13,676,009     $ 11,955,315     $ 41,343,742     $ 32,847,586
Other comprehensive
income, net of tax:

Reclassification
adjustment for unrealized
(losses) on available for
sale securities included
in interest and other                    (42)         (17,164)         (12,661)         (70,522)

Unrealized (losses) /
gains on available for
sale securities                       28,970          (35,091)            (764)          16,434

Foreign currency
translation adjustment               (24,244)          34,320           86,062          164,741
                                ------------     ------------     ------------     ------------

Comprehensive income            $ 13,680,693     $ 11,937,380     $ 41,416,379     $ 32,958,239
                                ============     ============     ============     ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $2,071,689 and $1,677,096 for the nine months ended September 30, 2004 and 2003, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which either Shamrock, or an entity affiliated with Shamrock, has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $1,832,936 and $2,047,293 for the nine months ended September 30, 2004 and 2003, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $137,383 and $123,719 for the nine months ended September 30, 2004 and 2003, respectively. These amounts are based upon the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. In 2004, the fund entered into liquidation proceedings. The Company had no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collected and remitted to WPS Investissements S.A. all of the advisory fees in respect of such fund. There were no fees received in respect of such fund during the nine months ended September 30, 2004 and such fees amounted to $20,830 for the nine months ended September 30, 2003. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $4,792 and $7,193 for the nine months ended September 30, 2004 and 2003, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs amounted to $789,461 and $631,447 for the nine months ended September 30, 2004 and 2003, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the nine months ended September 30, 2004 and 2003 were $4,578 and $6,183 respectively.

The Company owns a 50% interest in Stewart Bowen Japan Ltd. ("SBJL"), a joint venture incorporated in the British Virgin Islands. W.P. Stewart Japan K.K., a wholly-owned subsidiary of SBJL, is located in Tokyo, Japan and provides client servicing and asset gathering activities. Bowen owns the remaining 50% interest in SBJL. Included in receivables from affiliates, net, at September 30, 2004 is a loan to SBJL in the amount of $250,577. The loan has no fixed repayment date.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $484,330 and $839,045 for the nine months ended September 30, 2004 and 2003, respectively.

The Company pays Appleby Spurling Hunter & Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), a senior partner of which is a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $43,333 and $44,261 for the nine months ended September 30, 2004 and 2003, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $5,174,781 and $4,298,062 for the nine months ended September 30, 2004 and 2003, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is an Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $135,000 for each of the nine month periods ended September 30, 2004 and 2003, respectively.

Included in receivables from affiliates, net, at September 30, 2004 and 2003 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at September 30, 2004 and 2003 are amounts of $824,051 and $735,070, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the nine months ended September 30, 2004 and 2003 is rent expense in the amounts of $141,952 and $109,607 respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

Included in other operating expenses for the nine months ended September 30, 2004 and 2003, are contributions in the amounts of $311,000 and $100,000, respectively, paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

NOTE 6: LONG-TERM DEBT

On July 10, 2003, WPS Aviation Holdings LLC entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).

Interest expense on long-term debt totaled $417,973 and $696,756 for the nine months ended September 30, 2004 and 2003, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At September 30, 2004, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at September 30, 2004 and 2003.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At September 30, 2004, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the nine months ended September 30, 2004, 21,372 unvested common shares of former employees were repurchased and their installment notes totaling $349,967 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of September 30, 2004 are as follows:

        2004 (3 months)                     $   414,542
        2005                                  1,314,374
        2006                                  1,006,546
        2007                                    734,379
        2008                                    648,027
        Thereafter (through 2011)               305,046
                                            -----------
                                            $ 4,422,914
                                            ===========

Interest income on all such notes was $385,360 and $638,215 for the nine months ended September 30, 2004 and 2003, respectively.

NOTE 9: EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

On May 12, 2003, the Board of Directors approved an amendment to the Plan that
(i) increased the total number of common shares available for awards under the Plan from 2,500,000 to a total of 3,000,000, inclusive of awards previously granted, and (ii) increased the duration of the period during which vested options may be exercised from one year to two years with respect to any option grants made in the future.

As provided in the Plan, as of July 24, 2004 no further grants may be awarded under the Plan. However, all previously issued grants will extend beyond that date as expressly provided for in the Plan documents.

During the three months ended September 30, 2004, pursuant to the terms of the Plan, 300 vested employee share options granted in 2002 were exercised for an aggregate amount of $4,974. For the three months ended September 30, 2003, pursuant to the terms of the Plan, 34,964 vested employee share options granted in 2001 were exercised for an aggregate amount of $727,251.

During the three months ended September 30, 2004 and 2003, pursuant to the terms of the Plan, 86 and 34,284 unexercised options granted in 2001, were forfeited by former employees and non-employee directors of the Company. Additionally, during the three months ended September 30, 2004, 20,095 vested options granted in 2002 expired.

During the three months ended June 30, 2004, pursuant to the terms of the Plan, 429 vested employee share options granted in 2002 were exercised for an aggregate amount of $7,113. For the three months ended June 30, 2003, pursuant to the terms of the Plan, 4,858 vested employee share options granted in 2001 were exercised for an aggregate amount of $101,046.

During the three months ended June 30, 2004 and 2003, pursuant to the terms of the Plan, 13,628 and 10,114 unexercised options granted in 2001, were forfeited by former employees and non-employee directors of the Company. Additionally, during the three months ended June 30, 2004, 21,809 vested options granted in 2002 expired.

During the three months ended March 31, 2004, pursuant to the terms of the Plan, 2,529 and 10,716 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $230,274. Also, during the same period, 4,286 and 3,572 vested employee share options granted in 2001 and 2002, respectively, were exercised for installment notes in the amount of $148,373. The installment notes bear interest at 8.5% per annum, are for a term of two years and are collateralized by the shares issued.

During the three months ended March 31, 2004 and 2003, pursuant to the terms of the Plan, 6,042 and 105,447 unexercised options granted in 2001 and 5,714 and 2,500 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 10: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the nine months ended September 30, 2004, for share options granted in 2003, was $4,230. There were no share options granted during the nine months ended September 30, 2004.

The options outstanding as of September 30, 2004 for grants awarded during the year ended December 31, 2003, are set forth below:

                             Options           Weighted Average Remaining      Weighted Average
  Exercise Prices          Outstanding          Contractual Life (Years)        Exercise Price
  ---------------          -----------          ------------------------        --------------
         $20.20              65,250                      7                            $20.20

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for all periods prior to January 1, 2003 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense has been recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

The options outstanding as of September 30, 2004 and 2003 for grants made prior to January 1, 2003 are set forth below:

                                                                        Weighted Average
                                                                     Remaining Contractual        Weighted Average
  September 30,         Exercise Prices      Options Outstanding          Life (Years)             Exercise Price
  -------------         ---------------      -------------------          ------------             --------------

                        $20.80 - $25.65             810,080                    5                       $20.90
                        $16.58 - $28.42             439,294                    6                       $21.67
       2004                                       1,249,374
                                                  =========

                        $20.80 - $25.65             996,852                    6                       $20.89
                        $16.58 - $28.42             557,001                    7                       $22.11
                                                  ---------
       2003                                       1,553,853
                                                  =========

Options exercisable at September 30, 2004 and 2003 were 188,363 and 164,962, respectively.

Had compensation cost for the options granted under the Plan prior to January 1, 2003 been determined based on fair value at the grant dates consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the periods ended September 30, 2004 and 2003, would have been the following pro forma amounts:

                                    Three Months Ended September 30,        Nine Months Ended September 30,
                                    --------------------------------        -------------------------------
                                          2004            2003                   2004             2003
                                          ----            ----                   ----             ----
Net income, as reported              $ 13,676,009     $ 11,955,315           $ 41,343,742     $ 32,847,586

Pro forma net income                 $ 13,803,942     $ 11,753,624           $ 41,299,080     $ 31,930,062

Earnings Per Share, as reported:
  Basic                              $       0.30     $       0.27           $       0.92     $       0.74
  Diluted                            $       0.30     $       0.26           $       0.91     $       0.73

Pro forma Earnings Per Share:
  Basic                              $       0.30     $       0.26           $       0.92     $       0.72
  Diluted                            $       0.30     $       0.26           $       0.91     $       0.71

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

NOTE 11: RESTRICTED SHARES

On June 1, 2004, 20,000 restricted shares were granted to certain non-employee directors of the Company and on August 1, 2004, 118,000 restricted shares were granted to certain employees of the Company. These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreement. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the four-year vesting period. Compensation expense resulting from the amortization of the unearned compensation for the period ended September 30, 2004 was $269,592.

NOTE 12: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended September 30, 2004 and 2003 is as follows:

                    Three Months Ended September 30,     Nine Months Ended September 30,
                    --------------------------------     -------------------------------
                          2004            2003                2004            2003
                      -----------     -----------          -----------     -----------
US:
Federal               $ 1,074,073     $   912,613          $ 3,382,182     $ 2,545,395
State and local           506,149         568,846            1,267,870       1,239,099
                      -----------     -----------          -----------     -----------
                        1,580,222       1,481,459            4,650,052       3,784,494
Other:                    (60,666)          5,645              (56,303)         11,336
                      -----------     -----------          -----------     -----------
                      $ 1,519,556     $ 1,487,104          $ 4,593,749     $ 3,795,830
                      ===========     ===========          ===========     ===========

NOTE 13: PENSION BENEFITS

Total employer contributions amounted to $1,132,807 and $1,188,176 for the nine months ended September 30, 2004 and 2003, respectively. Participants are immediately vested in their account balances.

NOTE 14: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                             Fee Revenue
                                             -----------
                  Three Months Ended September 30,     Nine Months Ended September 30,
                  --------------------------------     -------------------------------
                        2004             2003                2004            2003
                     -----------     -----------         -----------     -----------
U.S.                 $18,854,877     $18,300,542         $58,028,265     $52,668,264
Non-U.S                6,862,403       6,027,219          19,059,547      17,329,382
                     -----------     -----------         -----------     -----------
Total                $25,717,280     $24,327,761         $77,087,812     $69,997,646
                     ===========     ===========         ===========     ===========

NOTE 15: SUBSEQUENT EVENTS

On October 4, 2004, the Company declared a dividend of $0.30 per share to shareholders of record as of October 15, 2004, payable on October 29, 2004 in the aggregate amount of $13,840,036.

During the month of October 2004, 5,789 vested employee share options granted in 2002 were exercised for an aggregate amount of $95,982.

                  Operating and Financial Review and Prospects

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

      Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Therefore, commission revenue is also affected by market conditions.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities, investment and foreign currency gains and losses, subscription fees earned from our mutual funds and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24.8% of adjusted operating profit for the year ended December 31, 2003. It is currently anticipated that compensation expense for the year ending December 31, 2004 will be approximately 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity. Transaction costs are reviewed quarterly and are competitive.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

      Operating Results

Three Months Ended September 30, 2004 as Compared to Three Months Ended September 30, 2003

      Assets Under Management

      Assets under management were approximately $8.5 billion at September 30, 2004, a decrease of approximately $0.1 billion or 1.2% from $8.6 billion at June 30, 2004. Assets under management were slightly more than $8.0 billion at September 30, 2003, essentially unchanged from approximately $8.0 billion at June 30, 2003.

      The following table sets forth the total net flows of assets under management for the three months ended September 30, 2004 and 2003, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                      Three Months Ended
                                                         September 30,
                                                    -----------------------
                                                       2004          2003
                                                    ---------     ---------
            Existing Accounts:
              Contributions                         $     156     $     256
              Withdrawals                                (185)         (274)
                                                    ---------     ---------
            Net Flows of Existing Accounts                (29)          (18)
                                                    ---------     ---------
            Publicly Available Funds:
              Contributions                                61            51
              Withdrawals                                 (40)          (32)
            Direct Accounts Opened                         36            70
            Direct Accounts Closed                        (95)          (55)
                                                    ---------     ---------
            Net New Flows                                 (38)           34
                                                    ---------     ---------
            Net Flows of Assets Under Management    $     (67)    $      16
                                                    =========     =========

      Revenues

      Revenues were $34.1 million for the third quarter of 2004, an increase of $4.4 million or 14.9% from $29.7 million earned for the third quarter of 2003. The change was due to a $1.4 million or 5.7% increase in fee revenue, a $3.5 million or 75.1% increase in commission revenue and a $0.4 million or 59.8% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.19% for the quarter ended September 30, 2004 as compared to 1.21% for the quarter ended September 30, 2003, due to a slight change in client account mix due to larger accounts subject to our fee break. The increase in fee revenue was attributable to the increase in assets under management, which was in turn due to investment performance. Commission revenue was higher in the quarter, which continues to reflect the addition of new companies to our clients' portfolios and the corresponding buys and sells. Interest and other revenues decreased primarily due to foreign currency losses incurred in the third quarter of 2004 in our European operations due to the weaker U.S. dollar as compared to the British Pound Sterling and the Euro, a decrease in subscription fees earned from our mutual funds and lower equity income earned from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased approximately $2.7 million or 16.5% to $18.9 million for the third quarter of 2004 from $16.2 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.3 million in fees paid out, which are directly related to assets under management of referred accounts, an increase of $0.7 million in commissions, clearance and trading, which vary with account activity and an increase in employee compensation and benefits of $1.2 million due to an increase in adjusted operating profit, on which that compensation is based. Additionally, research and administration increased $0.1 million and other operating expenses increased $0.4 million.

      Our income tax expense was $1.5 million for each of the three month periods ended September 30, 2004 and 2003. The effective tax rate was 10% and 11% for the three months ended September 30, 2004 and 2003, respectively.

      Net Income

      Net income for the quarter ended September 30, 2004 increased $1.7 million or 14.4% to $13.7 million from $12.0 million in the third quarter of the prior year as revenues increased at a higher rate than operating expenses.

Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

      Assets Under Management

      Assets under management were approximately $8.5 billion at September 30, 2004, a decrease of approximately $0.1 billion or 1.2% from approximately $8.6 billion at December 31, 2003. Assets under management were approximately $8.0 billion at September 30, 2003, an increase of approximately $0.3 billion or 3.9%, from approximately $7.7 billion at December 31, 2002.

      The following table sets forth the total net flows of assets under management for the nine months ended September 30, 2004 and 2003, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                      Nine Months Ended
                                                        September 30,
                                                    -------------------
                                                      2004       2003
                                                    -------     -------
            Existing Accounts:
              Contributions                         $   536     $   659
              Withdrawals                              (569)       (664)
                                                    -------     -------
            Net Flows of Existing Accounts              (33)         (5)
                                                    -------     -------
            Publicly Available Funds:
              Contributions                             159         139
              Withdrawals                              (101)       (113)
            Direct Accounts Opened                      154         241
            Direct Accounts Closed                     (454)       (411)
                                                    -------     -------
            Net New Flows                              (242)       (144)
                                                    -------     -------
            Net Flows of Assets Under Management    $  (275)    $  (149)
                                                    =======     =======

      Revenues

      Revenues were $103.9 million for the nine months ended September 30, 2004 an increase of $14.4 million or 16.1% from $89.5 million earned for the nine months ended September 30, 2003. The change was due to a $7.1 million or 10.1% increase in fee revenue, an $8.4 million or 47.9% increase in commission revenue and a $1.1 million or 54.4% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.20% for the nine months ended September 30, 2004 as compared to 1.22% for the nine months ended September 30, 2003, due to a slight change in client account mix due to larger accounts subject to our fee break. The increase in fee revenue was attributable to the increase in assets under management. Because we bill our fees quarterly, in advance, the strong fourth quarter 2003 increase in assets under management had a direct impact on our 2004 fee revenue. Commission revenue was significantly higher for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, and reflects among other factors, that new companies were added to most clients' portfolios during the nine months ended September 30, 2004, resulting in corresponding buys and sells. Interest and other revenues decreased primarily due to a gain realized on the sale of municipal bonds during the nine months ended September 30, 2003, foreign currency losses incurred during the nine months ended September 30, 2004 in our European operations due to the weaker U.S. dollar as compared to the British Pound Sterling and the Euro, lower subscription fees earned from our mutual funds and lower equity income earned from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased approximately $5.1 million or 9.7% to $58.0 million for the nine months ended September 30, 2004 from $52.8 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.8 million in fees paid out, which are directly related to assets under management of referred accounts, an increase of $1.8 million in commissions, clearance and trading, which vary with account activity and an increase in employee compensation and benefits of $1.8 million due to an increase in adjusted operating profit, on which that compensation is based. Additionally, marketing expenses increased $0.4 million due to higher costs related to marketing travel and seminars, research and administration increased $0.3 million, depreciation and amortization increased $0.1 million and other operating expenses decreased $0.1 million.

      Our income tax expense increased $0.8 million to $4.6 million for the nine months ended September 30, 2004 from $3.8 million in the same period of the prior year. The effective tax rate was 10% and 10.4% for the nine months ended September 30, 2004 and 2003 respectively.

      Net Income

      Net income for the nine months ended September 30, 2004 increased $8.5 million or 25.9% to $41.3 million from $32.8 million in the first nine months of the prior year as revenues increased at a higher rate than operating expenses.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of September 30, 2004:

                             Contractual Obligations
                                  (in millions)

                                       Remaining 2004       2005-2006     2007-2008      2009-Thereafter      Total
                                       --------------       ---------     ---------      ---------------      -----
Long-Term Debt (1)                          $0.2              $1.6           $1.7            $12.9            $16.4
Minimum Rental Commitments                  $0.7              $5.6           $3.7            $ 6.2            $16.2

      (1) See Note 6 to the condensed consolidated financial statements for additional information.

                             Contingent Commitments
                                  (in millions)

                                                            Amount of Commitment Expiration Per Period
                                                            ------------------------------------------
                                                 2004       2005-2006     2007-2008      2009-Thereafter      Total
                                                 ----       ---------     ---------      ---------------      -----
Commitments under letters of credit (2)           --          $1.2           --               $0.7             $1.9

      (2) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements. Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend essentially out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

                                    EXHIBITS

      See press release attached hereto dated October 28, 2004 regarding the Company's financial results for the third quarter of 2004.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         W.P. STEWART & CO., LTD.


Date: November 9, 2004                   By: /s/ Rocco Macri
                                             -----------------------------------
                                             Name:  Rocco Macri
                                             Title: Deputy Managing Director -
                                                    Chief Financial Officer

W.P. STEWART & CO., LTD.
                                                                   Press Release
--------------------------------------------------------------------------------

Investor Contact:
Fred M. Ryan
(441) 295 8585

                 W.P. Stewart & Co., Ltd. Reports Net Income For
                   Third Quarter and First Nine Months of 2004
                       of $13.7 Million and $41.3 Million

      Diluted earnings per share of $ 0.30 and $0.91 for the third quarter and first nine months, respectively

28 October, 2004
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. today reported net income of $13.7 million, or $0.30 per share (diluted) and $0.30 per share (basic), for the third quarter ended 30 September 2004. This compares with net income in the third quarter of the prior year of $12.0 million, or $0.26 per share (diluted) and $0.27 per share (basic).

      Third Quarter 2004 Highlights

      For the third quarter of 2004 there were 45,532,139 common shares outstanding on a weighted average diluted basis compared to 45,333,219 common shares outstanding for the third quarter of 2003 on the same weighted average diluted basis.

      Cash earnings for the quarter ended 30 September 2004 were $15.8 million (net income of $13.7 million adjusted to include $2.1 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.35 per share (diluted). In the same quarter of the prior year, cash earnings were $13.8 million (net income of $12.0 million adjusted for the inclusion of $1.8 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.30 per share (diluted).

      Assets under management at quarter-end were approximately $8.5 billion, compared to more than $8.6 billion at the end of the prior quarter, a decrease of 1.2% and an increase of 6.3% from the $8.0 billion reported at 30 September 2003.

      Nine Month Results

      For the nine months ended 30 September 2004, net income was up 25.9%, compared to the first nine months of 2003, to $41.3 million, or $0.91 per share (diluted) and $0.92 per share (basic), on revenues of $103.9 million. Net income for the nine months ended 30 September 2003 was $32.8 million, or $0.73 per share (diluted) and $0.74 per share (basic), on revenues of $89.5 million.

      Cash earnings for the nine months ended 30 September 2004 were $47.2 million (net income of $41.3 million adjusted to include $5.9 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.04 per share (diluted). In the same period of the prior year, cash earnings were $38.4 million (net income of $32.8 million adjusted for the inclusion of $5.6 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.85 per share (diluted).

      Since December 2000 performance fees have not been earned in respect to our management of W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. Based on the Fund's performance during 2004, there is a possibility that a performance fee will be earned this year. Performance fees, if any, are only recorded as of the date these are earned which, in the case of W.P. Stewart Holdings N.V., would be 31 December.

      For the nine months ended 30 September 2004, there were 45,472,802 common shares outstanding on a weighted average diluted basis compared to 45,133,001 common shares outstanding for the same period in 2003 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the third quarter of 2004 was -0.6% pre-fee and -0.9% post-fee. For the nine months ended 30 September 2004, performance in the Composite was +3.9% pre-fee and +3.0% post-fee. For the twelve month period ending 30 September 2004, performance in the Composite was +14.3%, pre-fee and +13.1% post-fee.

      W.P. Stewart's five-year performance record for the period ended 30 September 2004 averaged +1.7% pre-fee (+0.5% post-fee), compounded annually, compared to an average of -1.3% for the S&P 500 in the five-year period.

      In each of the one, three, five and ten-year periods, ended 30 September 2004, performance of the Composite has exceeded the performance of the S&P 500 on a pre-fee basis and for the three, five and ten-year periods on a post-fee basis.

      Assets Under Management

      Assets under management (AUM) at quarter-end were approximately $8.5 billion, compared with more than $8.6 billion for the quarter ended 30 June 2004, and $8.0 billion reported at the quarter ended 30 September 2003.

      Total net flows of AUM for the quarter ended 30 September 2004 were -$67 million, compared with +$16 million in the comparable quarter of 2003 and -$66 million in the second quarter of 2004. Total net flows of AUM for the nine months ended 30 September 2004 and 2003 were -$275 million and -$149 million, respectively.

      In the third quarter of 2004, net cash flows to existing accounts were -$29 million compared with net cash flows of -$18 million in the third quarter of 2003. Net cash flows to existing accounts for the nine months ended 30 September 2004 were -$33 million compared to -$5 million for the nine months ended 30 September 2003.

      Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were -$38 million for the quarter compared to +$34 million for the same quarter of the prior year. Net new flows were -$242 million and -$144 million for the nine months ended 30 September 2004 and 2003, respectively.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

      Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

      Revenues and Profitability

      Revenues were $34.1 million for the quarter ended 30 September 2004, up 14.9% from $29.7 million, for the same quarter of 2003. Revenues for the nine months ended 30 September 2004 and 2003 were $103.9 million and $89.5 million, respectively.

      The average gross management fee was 1.19% for the quarter ended 30 September 2004 and 1.20% for the nine months ended 30 September 2004, compared to 1.21% and 1.22% in each of the comparable periods of the prior year.

      Total operating expenses increased 16.5% to $18.9 million, for the third quarter 2004, from $16.2 million in the same quarter of the prior year. Total operating expenses were $58.0 million and $52.8 million for the nine months ended 30 September 2004 and 2003, respectively.

      Pre-tax income, at $15.2 million, was 44.6% of gross revenues for the quarter ended 30 September 2004 compared to $13.4 million or 45.3% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $45.9 million (44.2% of gross revenues) for the nine months ended 30 September 2004, and $36.6 million (41.0% of gross revenues) for the nine months ended 30 September 2003.

      The Company's provision for taxes was $1.5 million for each of the three-month periods ended 30 September 2004 and 30 September 2003. The provision for taxes for the nine months ended 30 September 2004 was $4.6 million versus $3.8 million in the comparable period of the prior year. The tax rate was approximately 10% and 10.4% of income before taxes for the nine-month periods ended 30 September 2004 and 2003, respectively.

      Other Events

      The Company paid a dividend of $0.30 per common share on 30 July 2004 to shareholders of record as of 16 July 2004 and will pay a dividend of $0.30 per share on 29 October 2004 to shareholders of record as of 15 October 2004.

      Conference Call

      In conjunction with this third quarter 2004 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 28 October 2004. The conference call will commence promptly at 9:15am (EDT) and will conclude at 10:00am (EDT). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart".

      To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address:

      http://www.firstcallevents.com/service/ajwz410327404gf12.html

      The teleconference will be available for replay from Thursday 28 October, 2004 at 12:00 noon (EDT) through Friday, 29 October, 2004 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 5279141.

      You will be able to access a replay of the Internet broadcast through Thursday, 4 November, 2004, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                                      # # #

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                For the Three Months Ended                          % Change From
                                       ------------------------------------------------   -------------------------------
                                       Sept. 30, 2004   June 30, 2004    Sept. 30, 2003   June 30, 2004    Sept. 30, 2003
                                       --------------   -------------    --------------   -------------    --------------
Revenue:
  Fees                                  $ 25,717,280     $ 25,601,138     $ 24,327,761            0.45%             5.71%
  Commissions                              8,078,565        8,421,456        4,613,917           -4.07%            75.09%
  Interest and other                         285,539          326,763          710,096          -12.62%           -59.79%
                                        ------------     ------------     ------------     ------------     ------------

                                          34,081,384       34,349,357       29,651,774           -0.78%            14.94%
                                        ------------     ------------     ------------     ------------     ------------

Expenses:
  Employee compensation and benefits       6,398,023        6,263,513        5,224,556             2.15%           22.46%
  Fees paid out                            1,812,177        1,728,946        1,517,274             4.81%           19.44%
  Commissions, clearance and trading       1,729,340        1,866,977        1,064,392            -7.37%           62.47%
  Research and  administration             3,637,164        3,694,866        3,513,126            -1.56%            3.53%
  Marketing                                1,056,972        1,279,263        1,070,342           -17.38%           -1.25%
  Depreciation and amortization            2,021,273        2,002,720        2,007,883             0.93%            0.67%
  Other operating                          2,230,870        2,212,547        1,811,782             0.83%           23.13%
                                        ------------     ------------     ------------     ------------     ------------
                                          18,885,819       19,048,832       16,209,355            -0.86%           16.51%
                                        ------------     ------------     ------------     ------------     ------------

Income before taxes                       15,195,565       15,300,525       13,442,419            -0.69%           13.04%

Provision for taxes                        1,519,556        1,530,101        1,487,104            -0.69%            2.18%
                                        ------------     ------------     ------------     ------------     ------------

Net income                              $ 13,676,009     $ 13,770,424     $ 11,955,315            -0.69%           14.39%
                                        ============     ============     ============     ============     ============

Earnings per share:

Basic earnings per share                $       0.30     $       0.31     $       0.27            -3.23%           11.11%
                                        ============     ============     ============     ============     ============

Diluted earnings per share              $       0.30     $       0.30     $       0.26             0.00%           15.38%
                                        ============     ============     ============     ============     ============

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                           For the Nine Months Ended September 30,
                                        ---------------------------------------------
                                            2004            2003               %
                                        ------------    ------------     ------------
Revenue:
  Fees                                  $ 77,087,812    $ 69,997,646            10.13%
  Commissions                             25,911,314      17,525,818            47.85%
  Interest and other                         890,366       1,950,376           -54.35%
                                        ------------    ------------     ------------

                                         103,889,492      89,473,840            16.11%
                                        ------------    ------------     ------------

Expenses:
  Employee compensation and benefits      19,415,825      17,568,872            10.51%
  Fees paid out                            5,271,647       4,518,523            16.67%
  Commissions, clearance and trading       5,571,157       3,744,450            48.78%
  Research and  administration            11,068,427      10,782,706             2.65%
  Marketing                                3,782,718       3,411,582            10.88%
  Depreciation and amortization            6,029,445       5,932,015             1.64%
  Other operating                          6,812,782       6,872,276            -0.87%
                                        ------------    ------------     ------------
                                          57,952,001      52,830,424             9.69%
                                        ------------    ------------     ------------

Income before taxes                       45,937,491      36,643,416            25.36%

Provision for taxes                        4,593,749       3,795,830            21.02%
                                        ------------    ------------     ------------

Net income                              $ 41,343,742    $ 32,847,586            25.87%
                                        ============    ============     ============

Earnings per share:

Basic earnings per share                $       0.92    $       0.74            24.32%
                                        ============    ============     ============

Diluted earnings per share              $       0.91    $       0.73            24.66%
                                        ============    ============     ============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                          (in millions)
                                                                          -------------

                                                  For the Three Months Ended                  For the Nine Months Ended
                                        -----------------------------------------------    -------------------------------
                                        Sept. 30, 2004   Jun. 30, 2004   Sept. 30, 2003    Sept. 30, 2004   Sept. 30, 2003
                                        --------------   -------------   --------------    --------------   --------------
Existing Accounts:
  Contributions                           $      156       $      185       $      256       $      536       $      659
  Withdrawals                                   (185)            (178)            (274)            (569)            (664)
                                          ----------       ----------       ----------       ----------       ----------
Net Flows of Existing Accounts                   (29)               7              (18)             (33)              (5)
                                          ----------       ----------       ----------       ----------       ----------
Publicly Available Funds:
  Contributions                                   61               48               51              159              139
  Withdrawals                                    (40)             (26)             (32)            (101)            (113)
Direct Accounts Opened                            36               49               70              154              241
Direct Accounts Closed                           (95)            (144)             (55)            (454)            (411)
                                          ----------       ----------       ----------       ----------       ----------
Net New Flows                                    (38)             (73)              34             (242)            (144)
                                          ----------       ----------       ----------       ----------       ----------

Net Flows of Assets Under Management      $      (67)      $      (66)      $       16       $     (275)      $     (149)
                                          ==========       ==========       ==========       ==========       ==========

* The table above sets forth the total net flows of assets under management for the three months ended September 30, 2004, June 30, 2004 and September 30, 2003, respectively, and for the nine months ended September 30, 2004 and 2003, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.